November 30, 2005

Mr. H. Christopher Owings
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 3561
Washington, D.C. 20549

Re:

Comercial Mexican Holding
Registration Statement on Form F-4
Filed July 28, 2005
Amendment No. 1 to Registration Statement on Form F-4
Filed July 28, 2005
File No. 333-126940
Form 20-F for Fiscal Year Ended December 31, 2004
Filed June 30, 2005
Form 20-F/A for Fiscal Year Ended December 31, 2004
Filed July 27, 2005
File No. 33-44756

Dear Mr. Owings:

This letter sets forth the response of Controladora Comercial Mexicana, S.A. de C.V., a corporation organized and existing under the laws of the Untied Mexican States (the "Company") to the Staff’s comments to the above-referenced filings. These comments were transmitted to the Company by letter dated August 29, 2005. This letter is being filed with Amendment No. 2 to the Company’s annual report on Form 20-F/A. The responses are set forth below and are numbered to correspond to the numbering in the Staff’s comment letter.

FORM 20F/A for fiscal year ended December 31, 2004

ITEM 17. Financial Statements

Notes to Consolidated Financial Statement

1. In future filings please provide accounting policies for cash and cash equivalents, store closing and remodeling costs, components of cost-of-sales and stock-based compensation. Please advise or provide an example of your revised disclosure in your response.

Response

The Company acknowledges the staff comment and confirms that it will revise the disclosure in its future filings. An example of our revised disclosures is as follows:

Cash Equivalents

Cash and cash equivalents include highly liquid investments purchased with an original maturity of three months or less.

Store Closing and Remodeling Costs

Store closing costs include the costs to terminate a lease contract or costs that will continue to be incurred under the lease without economic benefit to the Company. These costs are initially recognized at the fair value of the liability in the period in which the liability is incurred. Major remodeling costs such as changes in store formats and expansions of the retail area of stores are capitalized as leasehold or owned building improvements and are depreciated over the remaining lease term or the estimated useful life of the remodeling, whichever is shorter.

Cost of sales

Cost of sales includes the cost of the inventory sold adjusted for vendor discounts and vendor shipping costs. In addition, the cost of transporting the products from the applicable distribution center to the store is captured in cost of sales.

Stock based compensation

Stock - based compensation

 We have a stock option plan for key employees under which key employees were granted rights to receive the appreciation of an amount of BC Units equal to one year of their salary, converted at Ps.7.68 per share. These options are exercisable only on the earlier of the optionholder’s death, date of retirement from the Company or the date upon which the optionholder turns 65 years of age. Upon exercise, the employee’s trust will sell the BC Units in the Mexican stock market and the proceeds will be used to pay the employee the appreciation of the BC Units in cash, with the remaining balance returned to the Company.

2. Summary of significant Accounting Policies

a) Revenue Recognition

We note that your policy permits you to recognize membership fee revenue when payment is collected. U.S. GAAP requires membership fee revenue to be recognized by applying either a SFAS No. 48 or SFAS No. 140 based accounting model. See Question 1, Topic 13A4 of SAB 104. Please provide us with the background information concerning your membership program including the amount of an annual membership fee, the length of a membership period, circumstances which membership fees are refundable, if at all, whether you have a large population of transactions that allow you to estimate cancellations and compare estimates to actual member cancellations and describe your obligations to perform services over the membership period. Further provide a discussion supporting why your current accounting policy does not recognize a significantly different amount of revenue than the U.S. GAAP accounting models described above or tell us if you recorded a reconciling adjustment to Mexican GAAP net income to arrive at U.S. GAAP. Please support your discussion by providing an analysis of the amount of membership fee revenue recognized in each of the three years ended December 31, 2004 as compared to the amount of revenue that would be recognized under either U.S. GAAP accounting model described above.

Response

Membership program

The membership program is offered only by the Costco de Mexico Group joint venture in which we have a 50% interest. Under U.S. GAAP, the investment in the Costco de Mexico Group joint venture is accounted for under the equity method (see Note 17e of the financial statements).

The Costco management determines the U.S. GAAP adjustments applicable to the Costco de Mexico Group joint venture, which includes an adjustment for membership fee revenue recognition.

Under U.S. GAAP, the Costco de Mexico Group joint venture defers membership fees and recognizes such fees ratably over the one-year term of the membership.

The Costco de Mexico Group joint venture requires a Ps.350 annual membership fee from its customers. The Costco de Mexico Group joint venture is obliged to sell products and services available in its locations to its members. The membership fee also entitles its customers to shop at any Costco store worldwide.

The Costco de Mexico Group joint venture has a "Risk Free Membership" policy which provides that the membership fee is fully refundable within 30 days after the membership fee is paid. Costco applies the concepts of the FAS 48 "Revenue Recognition When Right of Return Exists". The Costco de Mexico Group joint venture considers the future refunds to be negligible as they represented 1.3% of the total annual membership fees in both 2004 and 2003 (Ps. 1.6 million for 2004 and Ps. 1.5 million for 2003). For U.S. GAAP purposes, the effect on returns is immaterial.

The following table represents 50% of the total gross U.S. GAAP adjustment related to membership fees.

	2004	2003	2002
Beginning balance of annual membership fees (accrued under U.S. GAAP)	Ps. 56,778	Ps. 51,844	Ps. 47,012
Annual membership fees paid (net of reimbursement) under Mexican GAAP	122,790	113,365	104,478
Membership fees revenue recognized under U.S.GAAP	(119,564)	(108,432)	(99,646)
Ending balance of accrued for membership fees under U.S. GAAP	60,004	56,778	51,844
U.S. GAAP net income reconciliated	Ps. (3,226)	Ps. (4,933)	Ps. (4,832)

f) Vendor Discounts

3. We note your disclosure of your policies regarding vendor discounts. Please clarify for us whether your policies are similar to accounting practices under U.S. GAAP. We note that, to the extent that there are differences between what you record as a reduction of advertising expenses as opposed to cost of sales, there could be an impact on the year end inventory balances as well as the statement of income. If such differences exists between your application of Mexican GAAP and U.S. GAAP, please quantify the effect of these differences and tell us why you do not include this item in note 17.

Reponse

The Company acknowledges the staff’s comment and confirms that the accounting policy regarding vendor discounts is the same for Mexican and U.S. GAAP purposes. The Company also confirms that all of these vendor discounts are recorded as a reduction to the value of the inventory, and, accordingly reduce the cost of sales when the product is sold.

13. Stock Option Plan

4. Tell us why you classify BC units purchased for your employee stock option plan as other assets rather than equity for U.S. GAAP reporting purposes. The situation in which treasury stock can be classified as an asset are limited.

Response

The Company classifies the BC units purchased for its employee option plan as other assets only for Mexican GAAP reporting purposes. Under U.S. GAAP, these purchases are reflected as a reduction in the stockholders’ equity since these BC units are considered treasury stock. See Note 17 Reconciliation of Stockholders’ Equity "Receivable under Stock Option Plan".

17. Differences between Mexican GAAP and U.S. GAAP

Reconciliation of Stockholder’s Equity

5. In future filings please omit all references to "approximate" or "estimated" U.S. GAAP net income or shareholders’ equity in your notes to the financial statements. We would expect there be no material differences between net income or shareholders’ equity amounts in the reconciliation to U.S. GAAP and financial statements amounts presented directly in U.S. GAAP. See International Reporting and Disclosure Issues updated on February 24,2005 at http://sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm

Response

The Company acknowledges the staff’s comment and confirms that the disclosure will be revised in future filings.

g. Consolidation of Auchan Operations

6. You disclose that the AMEX acquisition was accounted for in 2004. Disclosures in note 12 and elsewhere in the filing indicate that you took over the five retail stores and accounted for that portion of the acquisition in 2003 under Mexican GAAP. Please clarify for us the discrepancy.

Response

The Company acknowledges the staff’s comment and confirms that there is a typographical error in the disclosure included in Note 17. As mentioned in Note 12, the acquisition of AMEX was consummated in February 2003 and was accounted for as an acquisition in that year. The Company will change the disclosure in Note 17.

Item 19. Exhibits

7. Please advise or revise your future filings to include all major classes of valuation and qualifying accounts and reserves not included in specific schedules elsewhere in your filing. Please refer to Rule 12-09 of Regulation S-X. Please provide an example of your revised disclosure in your response.

Response

The Company acknowledges the staff comment. The Company has the following major classes of valuation and qualifying accounts and reserves: allowance for inventory shrinkage, depreciation (See Note 6), goodwill and amortization (See Note 12 and Statement of Changes in the Financial Position), and deferred revenue (see Note 4).

The Company proposes to revise the disclosure and include in the inventory note to the financial statements the amounts related to the allowance for inventory shrinkage.

The following table represents the major classes of valuation and qualifying accounts and reserves:

(In thousand of Mexican pesos of constant purchasing power as of December 31, 2004)

Description	Beginning Balance	Charged to Cost and Expenses	Use	Ending Balance
Allowance for inventory shrinkage	Ps. 117,740	Ps. 102,886	Ps. 117,740	Ps. 102,886
Depreciation and Amortization	5,417,858	546,649	205,669	5,758,838
Goodwill	446,850	-	210,849	236,001
Deferred Revenue	Ps. 666,257	Ps. 1,550,000	Ps. 1,784,592	Ps. 431,665

8. Please tell us if you have formerly filed as exhibits your articles of incorporation or association, the Auchan S.A. purchase agreement and stock option plans for key employees. If so, please incorporate these documents by reference or, alternatively, please file them as part of an Exchange Act registration statement or annual report. See instructions as to Exhibits of General Instructions to Form 20-F.

Response

As a Mexican company, the Company’s Bylaws function as the equivalent to articles of incorporation and articles of association. The Bylaws have been incorporated by reference in Exhibit 1.1 to the Form 20-F.

Auchan S.A. purchase agreement does not have to be filed as it does not meet the threshold requirement in Item 19 of Form 20-F. The 20-F rules state that the Company does not have to file a contract for the acquisition of a property because it does not exceed 15% of its fixed assets on a consolidated basis.

The Company is simultaneously filing an amended annual report on Form 20-F/A to include the English translation of the Stock Option Plans as Exhibit 4.4. The Company will similarly include the English translation of the Stock Option Plan as Exhibit 10.1 when it files the second amendment to the Form F-4/A.

Exhibit 8.1

9. We note your investment in Sinergia is not included as a significant subsidiary. Please tell us how much you have contributed to or invested in Sinergia as your recent balance sheet date and how you account for your investment in the entity. In your response please include Sinergia’s total assets, liabilities, equity and the results of operations for the fiscal year ended December 31,2004.

Response

The Company has contributed Ps.1,522,000 to Sinergia, which represented one third of the total stockholders’ equity of Sinergia as of the date of its establishment. This investment is accounted for under the equity method and as of December 31, 2004, it represented 0.005% of our total consolidated assets and 0.04% of our operating income.

The following represents selected financial data for Sinergia:

(In thousands of Mexican pesos of constant purchasing
power as of December 31, 2004)

Total assets	Ps. 1,524

Total liabilities	278

Stockholder’s equity	1,246

Results of operation	Ps. (2,243)

Should you have any questions, please contact the undersigned at (52)55 52709312.

Sincerely,

Gustavo Campomanes M.